SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-15934


(Check one)
|X| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |_| Form 10-Q and Form 10-QSB |_| Form N-SAR
      For period ended February 29, 1996
|_| Transition Report on Form 10-K and form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR
      For the transition period ended
                                      ------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 6, 7, and 8 of
Part II, and Items 14(a)(1) and 14(a)(2) of Part IV


                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant:           JAY JACOBS, INC.

      Former name if applicable          N/A

      Address of principal               1530 FIFTH AVENUE
      executive office (Street & Number)

      City, State and Zip Code           SEATTLE, WA 98101

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

      In preparing its financial statements for fiscal 1999, Registrant's management discovered certain discrepancies in its accounts payable and cost of goods sold for fiscal 1998. The Registrant is in the process of determining which elements of accounts payable and purchases had not been properly recorded in fiscal 1998, resulting, among other things in an understatement of the net loss for fiscal 1998 of approximately $3.1 million. The Registrant expects to restate its financial statements for fiscal 1998 to reflect the appropriate adjustments. Because of the substantial resources that the Registrant's accounting staff has devoted to the identification and resolution of this matter, it was unable to present finalized financial statements for fiscal 1999 to its auditors in time to permit the audit to be conducted as scheduled. The Registrant expects to file an amendment on Form 10-K/A containing audited financial statements and Management's Discussion with respect thereto on or before May 17, 1999.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

WILLIAM L. LAWRENCE, JR.                         (206) 622-5400
(Name)                                           (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding

12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
|X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                JAY JACOBS, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




  Date: May 3, 1999              By:/s/ William L. Lawrence, Jr.
                                    -------------------------------------
                                    William L. Lawrence, Jr.
                                    Secretary




                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

PRICEWATERHOUSECOOPERS

                                                   PricewaterhouseCoopers LLP
                                                       First Interstate Center
                                                  999 Third Avenue, Suite 1800
                                                         Seattle, WA 98104-4098
                                                     Telephone: (206) 622-8700
                                                     Facsimile: (206) 398-3660


May 3, 1999

Mr. William Lawrence
Jay Jacobs, Inc.
1530 Fifth Avenue
Seattle, WA 98101

Dear Mr. Lawrence:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated May 3, 1999. We have read the Company's comments on Form 12b-25.

We understand that for the reasons expressed in Part III of the Form 12b-25, the Company has not closed its books and records and has not yet prepared its financial statements for fiscal year ended January 30, 1999.

Very truly yours,


PRICEWATERHOUSECOOPERS LLP
---------------------------
PricewaterhouseCoopers LLP